UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-35147

Renren Inc.

23/F, Jing An Center

8 North Third Ring Road East

Beijing, 100028

People’s Republic of China

+86 (10) 8448-1818

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DEPARTURE OF EXECUTIVE OFFICERS

Mr. Alvin Chiang resigned as the Chief Marketing Officer of Renren Inc. (the “Company”), effective from November 19, 2013. Mr. Jiang Wu, resigned as a Vice President of the Company. Both resignations were for personal reasons.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Renren Inc.

/s/ Hui Huang
	Name:	Hui Huang
	Title:	Chief Financial Officer

Date: November 19, 2013